The Board of Directors and Shareholders
Douglas & Lomason Company:


We consent to incorporation by reference in the Registration Statement No. 33-36359 on Form S-8 of Douglas & Lomason Company of our report dated January 31, 1994, relating to the consolidated balance sheets of Douglas & Lomason Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, shareholders' equity, and cash flows and related schedules for each of the years in the three-year period ended December 31, 1993, which report appears in the December 31, 1993, annual report on Form 10-K of Douglas & Lomason Company. Our report refers to the changes in accounting for income taxes and postretirement benefits other than pensions in 1993.



/s/ KPMG Peat Marwick



Detroit, Michigan
March 25, 1994